
August 25, 2023

Stephen Jumper
Chief Executive Officer
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, TX 79701

>   **Re: Dawson Geophysical Company**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 29, 2023**
>   **File No. 001-32472**

Dear Stephen Jumper:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Grant Everett